Exhibit 99.1

UNAUDITED PRO FORMA RECONCILIATION WITH UNITED STATES GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES
FOR THE YEAR ENDED DECEMBER 31, 2010
(expressed in thousands of U.S. dollars except per share data, unless otherwise noted)

The following represents additional information to the unaudited pro forma condensed consolidated income statement of AuRico Gold Inc. (“AuRico”) for the year ended December 31, 2010, that was prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) that is included in AuRico’s management information circular dated September 21, 2011, with respect to the issuance of securities by AuRico in connection with a proposed arrangement involving Northgate Minerals Corporation (“Northgate”). The unaudited pro forma condensed consolidated income statement combines the historical consolidated income statements of AuRico, Northgate, Capital Gold Corporation (“CGC”), and Nayarit Gold Inc. (“Nayarit”).

Set out below are the material adjustments to net (loss) earnings for the year ended December 31, 2010 in order to conform to accounting principles generally accepted in the United States of America (“US GAAP”).

The unaudited pro forma reconciliation with US GAAP should be read in conjunction with the AuRico Unaudited Pro Forma Condensed Consolidated Financial Information for the Year Ended December 31, 2010.

Unaudited Pro Forma Condensed Consolidated Income Statement

					Pro Forma	Pro Forma
					Adjustments	Adjustments	Pro forma
	AuRico	CGC	Nayarit	Northgate	CGC	Northgate	Consolidated
Net (loss) earnings based on Canadian GAAP	$(147,487)	$14,352	$(1,450)	$(71,704)	$(2,579)	$(30,800)	$(239,668)
Impairment charge (Note 1(a))	9,520	—	—	—	—	—	9,520
Exploration and development costs, net of depletion (Note 1(b))	(21,695)	—	(556)	(15,207)	(2,384)	(22,129)	(61,971)
Stripping costs, net of depletion (Note 1(c))	(13,557)	—	—	—	—	—	(13,557)
Depletion of mining properties (Note 1(d))	(6,604)	—	—	—	(431)	—	(7,035)
Capitalized interest costs (Note 1(e))	—	—	—	(1,971)	—	—	(1,971)
Net realizable value adjustments (Note 1(f))	91	—	—	—	—	—	91
Impairment of investments (Note 1(g))		—	—	(90)	—	—	(90)
Other		—	—	(41)	—	—	(41)
Reversal of tax on financial assets (Note 1(h))	(1,498)	—	—	—	—	—	(1,498)
Future income taxes on US GAAP differences	8,651	—	—	4,256	788	5,532	19,227
Future income taxes related to convertible senior notes (Note 1(e))	—	—	—	369	—	—	369

Net (loss) earnings based on US GAAP	$(172,579)	$14,352	$(2,006)	$(84,388)	$(4,606)	$(47,397)	$(296,624)

Loss per share
Basic	$(1.25)						$(1.07)
Diluted	$(1.25)						$(1.07)

UNAUDITED PRO FORMA RECONCILIATION WITH UNITED STATES GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES
FOR THE YEAR ENDED DECEMBER 31, 2010
(expressed in thousands of U.S. dollars except per share data, unless otherwise noted)

Notes to the Pro Forma Reconciliation with United States Generally Accepted Accounting Principles

Note 1 – Adjustments from Canadian generally accepted accounting principles

(a)	Impairment charge

In June 2010, the AuRico recorded an impairment charge under CICA Section 3063, Impairment of Long-Lived Assets, in relation to the El Cubo mine. Consistent with ASC section 360-10-35, Impairment or Disposal of Long-Lived Assets, the impairment charge was measured as the difference between the fair value of the El Cubo reporting unit and its carrying value. However, the carrying value of the El Cubo reporting unit differs under US GAAP, thereby impacting the impairment charge recorded.

(b)	Mining interests and related deferred costs

In March 2002, the Emerging Issues Committee of the CICA issued EIC 126 – Accounting by Mining Enterprises for Exploration Costs, updated by EIC 174 – Mining Exploration Costs in March 2009, which affects mining companies with respect to the deferral of exploration costs. EIC 174 refers to CICA Handbook Section 3061, Property, Plant and Equipment, paragraph .21 which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment.

Under Canadian GAAP, AuRico, CGC, Nayarit and Northgate considered certain exploration costs to have characteristics of property, plant and equipment and, accordingly, such costs were deferred in the pro forma condensed consolidated income statement. A pro forma adjustment was included in the Canadian GAAP pro forma condensed consolidated income statement for the year ended December 31, 2010 to reflect the capitalization of CGC’s exploration costs that have the characteristics of property, plant and equipment. Accordingly, the adjustment for CGC has been eliminated within the pro forma adjustment column in the US GAAP reconciliation.

The Canadian GAAP pro forma condensed consolidated income statement for the year ended December 31, 2010 also included an adjustment to reflect a difference in the Canadian GAAP accounting policy for exploration costs between AuRico and Northgate. AuRico capitalizes exploration costs incurred, while Northgate expenses these costs. This amount has been adjusted within the pro forma adjustment column in the US GAAP reconciliation to reflect that under US GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Commercial feasibility is established in compliance with the US Securities and Exchange Commission Industry Guide 7, and consists of identifying that part of a mineral deposit that can be economically and legally extracted or produced at the time of the reserve determination. After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized.

(c)	Stripping costs

In March 2006, the Emerging Issues Committee of the CICA issued EIC 160 – Stripping Costs Incurred in the Production of a Mining Operation, which addresses the treatment of stripping costs under Canadian GAAP. EIC 160 indicates that stripping costs should be accounted for according to the benefit received by the entity. Generally, stripping costs should be accounted for as variable production costs that should be included in the costs of the inventory produced (that is, extracted) during the period that the stripping costs are incurred. However, stripping costs should be capitalized if the stripping activity can be shown to represent a betterment to the mineral property. A betterment occurs when the stripping activity provides access to sources of reserves and resources that will be produced in future periods that would not have otherwise been accessible in the absence of this activity.

UNAUDITED PRO FORMA RECONCILIATION WITH UNITED STATES GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES
FOR THE YEAR ENDED DECEMBER 31, 2010
(expressed in thousands of U.S. dollars except per share data, unless otherwise noted)

Under Canadian GAAP, stripping costs are capitalized when access is gained to sources of reserves and resources that will be produced in future periods, that would otherwise not have been accessible.

ASC subtopic 930-330 addresses the treatment of stripping costs under US GAAP and indicates that the stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of inventory produced during the period that the stripping costs are incurred. In November 2007, a mining industry position paper was issued that concluded it was the intent of the ASC subtopic 930-330 that pre-production stripping costs incurred to develop each pit within a mining complex to access a single or multiple ore bodies should generally be capitalized and separately amortized if certain operational, geological and other factors specific to the mining complex are met. As a result of this guidance, for US GAAP, AuRico has capitalized stripping costs related to one pit for which there are no future plans to combine the pit with other pits that are currently in production. All other stripping costs have been included in the costs of inventory produced.

(d)	Depletion of mining interests

Effective April 1, 2008, AuRico changed its estimate, for Canadian GAAP purposes, of the useful lives of its mines to be based on proven and probable reserves to be mined. There is limited guidance under Canadian GAAP regarding the depletion of mineral interest, however Section 3061, Property, Plant & Equipment, defines mining properties as “items of property, plant and equipment represented by the capitalized costs of acquired mineral rights and the costs associated with exploration for and development of mineral reserves.”

Therefore, mining properties are considered property, plant & equipment under Canadian GAAP. With respect to amortization of property, plant and equipment, Section 3061 indicates that “amortization should be recognized in a rational and systematic manner appropriate to the nature of an item of property, plant and equipment with a limited life and its use by the enterprise.” AuRico determined that the useful life of its mines is better represented by also including a portion of mineralization expected to be classified as reserves, as opposed to only proven and probable reserves.

The United States Securities and Exchange Commission indicated in Industry Guide 7 that disclosure of reserve information is limited to proven and probable reserves. Consequently, in December 1996 the American Institutes of Certified Public Accountants’ International Practices Task Force indicated that because disclosure of possible reserves is prohibited by SEC rules, under US GAAP, the base used for the depletion calculation also cannot include these amounts.

The Canadian GAAP pro forma condensed consolidated income statement for the year ended December 31, 2010 included an adjustment to increase depletion resulting from the increase to mining interests in connection with the preliminary fair value adjustment. In calculating this additional depletion expense, AuRico adjusted the useful life of the CGC mine to include a portion of mineralization expected to be classified as reserves, in addition to proven and probable reserves. This amount has been adjusted within the pro forma adjustment column in the US GAAP reconciliation to reflect that under US GAAP, the base used for the depletion calculation cannot include possible reserves.

UNAUDITED PRO FORMA RECONCILIATION WITH UNITED STATES GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES
FOR THE YEAR ENDED DECEMBER 31, 2010
(expressed in thousands of U.S. dollars except per share data, unless otherwise noted)

(e)	Convertible senior notes

Under both Canadian GAAP and US GAAP, the Northgate convertible senior notes are considered to be a compound financial instrument and allocated between liability and equity. As a result of this classification, the liability component has a lower accounting basis than its tax basis. Canadian GAAP provides an exemption such that no future income tax is recorded for this difference. However, US GAAP provides no similar exemption. Therefore, for US GAAP purposes, Northgate recorded a future income tax recovery of $369 for the year ended December 31, 2010.

Furthermore, under Canadian GAAP, Northgate capitalized $2,262 of interest costs incurred on the convertible notes during the year ended December 31, 2010. For US GAAP purposes, only interest costs related to the actual development expenditures incurred since the issuance of the convertible notes may be capitalized. Therefore, the amount of interest costs eligible for capitalization under US GAAP is only $291. Accordingly, for US GAAP purposes, $1,971 has been added to net interest expense for the year ended December 31, 2010.

(f)	Inventory net realizable value adjustments

CICA Section 3031, Inventories, requires that previous write-downs of inventories be reversed when there is a subsequent increase in the net realizable value of the inventories. ASC topic 330, Inventory, addresses the accounting for net realizable value adjustments for US GAAP and indicates that when inventories have been written down below cost at the close of a fiscal year, such reduced amount is to be considered the cost for subsequent accounting purposes, and therefore no future reversal of the write-down is permitted. ASC topic 270, Interim Reporting, however, indicates that recoveries of inventory losses from market declines in later interim periods of the same fiscal year should be recognized as a reversal of the original write-down.

During the first quarter of 2009, AuRico recognized a net realizable value adjustment of $295. At December 31, 2010, $79 of this reversal remained within inventory under Canadian GAAP, with the remainder expensed to production costs during the periods subsequent to March 31, 2009. The higher value inventories under Canadian GAAP would have been expensed to production costs during the period. Therefore, the impact of this difference under US GAAP is to increase net earnings by $91 and to decrease inventories at December 31, 2010 by $79.

(g)	Financial instruments – other-than-temporary impairment

For US GAAP purposes, an unrealized loss of an available for sale debt security is an other than temporary impairment when: (i) the entity has the intent to sell the security; (ii) it is more likely than not that the entity will be required to sell the security before recovery of the amortized cost; or (iii) the entity does not expect to recover the entire amortized cost of the security (credit loss) even though it will not sell the security. If one of the first two conditions is met, the full amount of the unrealized loss in accumulated other comprehensive income should be recognized in income. If these two conditions are not met but the entity has incurred a credit loss on the security, the credit loss and the non-credit related loss are recognized in income and other comprehensive income, respectively.

UNAUDITED PRO FORMA RECONCILIATION WITH UNITED STATES GENERALLY
ACCEPTED ACCOUNTING PRINCIPLES
FOR THE YEAR ENDED DECEMBER 31, 2010
(expressed in thousands of U.S. dollars except per share data, unless otherwise noted)

For Canadian GAAP purposes, available for sale debt securities are measured at fair value in the balance sheet with fair value adjustments charged to other comprehensive income except if an impairment is determined to be other than temporary in which case the impairment is charged to earnings. The conclusion for an other than temporary impairment is based on a variety of factors, including the very substantial decline in the estimated fair value of individual investments over an extended period, recent downgrades in issuer credit ratings, the absence of default insurance and continuing adversity in the credit and capital markets.

Northgate holds auction rate securities (“ARS”) which are debt securities designated as available for sale investments. At December 31, 2010, management had no intention of selling the securities prior to recovery of their amortized costs, and believed that it was more likely than not that Northgate would not be required to sell the securities prior to the recovery of its amortized costs. For the year ended December 31, 2010, the other than temporary impairment recognized in earnings under US GAAP was $90 higher than under Canadian GAAP. Therefore, this amount was deducted from net earnings for US GAAP purposes for the year ended December 31, 2010.

(h)	Reversal of tax on financial assets

EIC 172, Income Statement Presentation of a Tax Loss Carryforward Recognized Following an Unrealized Gain Recorded in Other Comprehensive Income, requires the tax benefit from the recognition of previously unrecognized tax loss carryforwards as a result of unrealized gains on financial assets to be recognized in net loss. Under US GAAP, these amounts are recognized in other comprehensive income. The impact of this adjustment is an increase in net loss by $1,498.